July 18, 2007

Mail Stop 4561

Jerry D. Williams
President, Chief Executive Officer and Director
Peoples Community Bancorp, Inc.
6100 West Chester Road
West Chester, Ohio 45069
By U.S. Mail and facsimile to (513) 881-7594

Re: **Peoples Community Bancorp, Inc.**
   Form 10-K for the Fiscal Year ended December 31, 2006
   Form 10-Q for the Quarter ended March 31, 2007
   File No. 000-29949

Dear Mr. Williams:

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                              Sincerely,

                              Hugh West
                              Accounting Branch Chief